     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2000

                           REGISTRATION NO. 333-95775
                           --------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                          PRE-EFFECTIVE ADMENDMENT #1
                                  TO FORM S-3
                                       ON
                                   FORM SB-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                       INFORMATION ANALYSIS INCORPORATED
              (Exact name of small business issuer in its charter)

           VIRGINIA                               7372                     54-1167364
(State or other jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)       Classification Code Number)      Identification No.)

           11240 WAPLES MILL ROAD, SUITE 400, FAIRFAX, VIRGINIA 22030
                                 (703) 383-3000
         (Address and telephone number of principal executive offices)
         -------------------------------------------------------------

                             MR. RICHARD S. DEROSE
           11240 WAPLES MILL ROAD, SUITE 400, FAIRFAX, VIRGINIA 22030
                                 (703) 383-3000
           (Name, address and telephone number of agent for service)
           ---------------------------------------------------------

                                   COPIES TO:

                             MARK J. WISHNER, ESQ.
                MINTZ, LEVIN, COHN, FERRIS, GLOVSKY & POPEO, PC
        ONE FOUNTAIN SQUARE, 11911 FREEDOM DRIVE, RESTON, VIRGINIA 20190
                           TELEPHONE: (703) 464-4808
                           FACSIMILE: (703) 464-4895
                           -------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: from time to time after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        -------------------------------
                        CALCULATION OF REGISTRATION FEE

                                           Proposed       Proposed
                                           maximum        maximum
Title of each class                        offering      aggregate        Amount of
of securities to be       Amount to be    price per       offering      registration
registered                 registered      unit (1)      price (1)           fee
-------------------------------------------------------------------------------------
Common Stock, par         4,515,000 (2)     $0.47      $2,122,050.00     $211.65 (3)
value $.01 per share
-------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the Registrant's Shares on the Nasdaq OTC Bulletin Board on July 14, 2000.

(2) Consists of 2,550,000 issued and outstanding shares of Common Stock, 1,525,000 shares issuable upon exercise of warrants to acquire Common Stock and 440,000 shares issuable upon exercise.

(3) Amount of registration fee calculated as the sum of the proposed maximum aggregate offering price multiplied by $0.000264 less $348.57, which represents the amount previously paid by Registrant contemporaneous with filing of Form S-3 on January 31, 2000.

Prospectus
July 17, 2000

                       INFORMATION ANALYSIS INCORPORATED
         4,515,000 Shares of Common Stock - (Par Value $.01 Per Share)

  This prospectus relates to 4,515,000 shares of the common stock, $.01 par value, of Information Analysis Incorporated, a Virginia corporation, which may be offered from time to time by the Selling securityholders who are named in this prospectus. 2,550,000 of these shares were issued in connection with a private placement that took place in December of 1999. 1,525,000 of these shares are issuable upon exercise of certain warrants issued in connection with the December 1999 private placement. Each warrant is exercisable at $1.00 per share (excluding 250,000 of the warrants which are exercisable at $0.73 per share). Additionally, we are registering 100,00 shares which are issuable to one of our employees as compensation and 340,000 shares issued to five (5) creditors of the Company who have agreed to accept shares in partial satisfaction of the obligations we have to them. We will not receive any of the proceeds from the sale of the shares. We will bear the costs relating to the registration of the shares estimated to be approximately $11,160.22. The following expenses will be borne by the selling securityholders: selling commissions, if any, and the fees of legal counsel, if any, for the selling securityholders in connection with the registration of the shares offered herein. The filing by us of this prospectus in accordance with the requirements of Form SB-2 is not an admission that the person whose shares are included in this prospectus is an "affiliate" of ours.

  The shares are registered as a result of our agreement to register the shares in connection with certain transactions. We have been advised that each selling securityholder expects to offer his, her or its shares to or through brokers and dealers to be selected by the selling securityholder from time to time. In addition, the shares may be offered for sale through the over-the-counter market, through a market maker, in one or more private transactions, or a combination of such methods of sale, at prices and on terms then prevailing. Each selling securityholder may pledge all or a portion of the shares owned by him, her or it as collateral in loan transactions. Upon default by any selling securityholder, the pledgee in such loan transactions would have the same rights of sale as such selling securityholder under this prospectus. Each selling securityholder may also transfer the shares owned by him, her or it in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling securityholder under this prospectus. Each selling securityholder and any broker executing selling orders on behalf of any selling stockholder may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The shares are traded on the Nasdaq OTC Bulletin Board under the symbol IAIC. On July 14, 2000, the closing sale price of the shares, as reported by the Nasdaq OTC Bulletin Board, was $0.47 per share.

     Our executive offices are located at 11240 Waples Mill Road, Suite 400, Fairfax, Virginia 22030, and our telephone number is (703) 383-3000.

    This investment involves risks.  See "Risk Factors" beginning on Page 3.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                               TABLE OF CONTENTS

                                                                                                 Page
Prospectus Summary............................................................................    1
Selected Financial Data.......................................................................    1
Where You Can Find More Information about Information Analysis Incorporated...................    2
Incorporation of Certain Information by Reference.............................................    2
Item 3.   Risk Factors........................................................................    3
Item 4.   Use of Proceeds.....................................................................    6
Item 5.   Determination of Offering Price.....................................................    7
Item 6.   Dilution............................................................................    7
Item 7.   Selling securityholders.............................................................    7
Item 8.   Plan of Distribution................................................................    8
Item 9.   Legal Proceedings...................................................................    9
Item 10.  Directors, Executive Officers, Promoters & Control Persons..........................    9
Item 11.  Principal securityholders...........................................................   10
Item 12.  Description of Securities...........................................................   10
Item 13.  Interest of Named Experts and Counsel...............................................   11
Item 14.  Disclosure of Commission Position on Indemnification for Securities Act.............   11
Item 15.  Organization with Last Five Years...................................................   11
Item 16.  Description of Business.............................................................   11
Item 17.  Management's Discussion and Analysis................................................   16
Item 18.  Description of Property.............................................................   18
Item 19.  Certain Relationships and Related Transactions......................................   18
Item 20.  Market for Our Common Stock.........................................................   18
Item 21.  Executive Compensation..............................................................   19
Item 22.  Financial Statements................................................................   20
Item 23.  Changes and Disagreements with Accountants on Accounting and Financial Disclosure...   20
Index to Consolidated Financial Statements....................................................   21
Part II
Item 24.  Indemnification Provisions..........................................................   22
Item 25.  Recent Sales of Unregistered Securities.............................................   22
Item 27.  Exhibits............................................................................   22
Item 28.  Undertakings........................................................................   23

                               PROSPECTUS SUMMARY
                       INFORMATION ANALYSIS INCORPORATED

          THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSEPCTUS. THE FOLLOWING INFORMATION IS SELECTIVE AND QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION (INCLUDING FINANCIAL INFORMATION AND NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY OF CERTAIN PROVISIONS OF THE PROSPECTED IS INTENDED ONLY FOR CONVENIENT REFERENCE AND DOES NOT PURPORT TO BE COMPLETE. THE ENTIRE PROSPECTUS SHOULD BE READ AND CAREFULY CONSIDERED BY PROSPECTIVE INVESTORS BEFORE MAKING A DECISION TO PURCHASE COMMON STOCK.

Our Company; Our Business.

  We are a Virginia corporation which was organized in 1979. We develop application software and offer related services including software conversions, information systems reengineering, and systems integration. Beginning in 1996, we began a concentrated effort to enhance our software conversion product to remedy the Year 2000 problem resident in certain computing environments. Recently, the focus of our business shifted away from Year 2000 computer solutions and back to providing a full range of software conversion, information system reengineering, and computer systems integration to both commercial and government clients. In the past, we have been engaged on a variety of projects including web solutions, re-engineering, system conversion, platform migration, and application testing.

  We have also been in the business of designing, creating, and automating solutions for the processing of data collected, assimilated, and distributed via the Internet. We specialize in engineering solutions that leverage an organization's investment in its present legacy systems by modernizing the interface to the Internet. Our personnel are able to create Internet applications that operate on stand-alone PCs and then interconnect these applications to the customer's legacy system. We have developed a modernization workbench tool, ICONS, to support the migration initiatives, which typically include client/server development, web enablement, and software reengineering services.

  Apart from computer system services, we provide contract personnel for planned workloads and supplementary staff to satisfy peak demands, and we can provide candidate screening and evaluation to assist our clients in satisfying their staffing needs. Overall, our clients have included, among others, Arbitron, MCI, Computer Sciences Corporation, IBM, Sprint, Citibank, the United States Customs Service, the United States Department of Energy, the United States Army, the United States Air Force, the Veterans Administration and the Federal Deposit Insurance Corporation.

  The mailing address and telephone number of our principal executive offices is 11240 Waples Mill Road, Suite 400, Fairfax, Virginia 22030, (703) 383-3000.

The Offering.

  As of July 14, 2000, we had 9,581,473 shares of our common stock outstanding. This offering is comprised of securities offered by selling stockholders only. Although we have agreed to pay all offering expenses, we will not receive any proceeds from the sale of the securities registered hereunder.

SELECTED FINANCIAL DATA

The selected financial data set forth below as of March 31, 2000 have been derived from our financial statements, which have been audited by Rubino & McGeehin, Chtd., independent certified public accountants, whose report for the two years ended December 31, 1999 is included elsewhere in this prospectus. The statement of operations for the three months ended March 31, 2000 and the balance sheet as of March 31, 2000, are unaudited and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for any future period. You should read the selected financial data set forth below with the financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

Summary Consolidated Financial Data
(in thousands, except per share data)

                                                                                                               Three Months
                                                                                                                   Ended
                                                             Year Ended December 31,                             March 31,
                                     1995           1996           1997          1998          1999          1999           2000
                                  ----------     ----------     ----------    ----------    ----------    ----------    -----------
                                                                                                                 (unaudited)
Consolidated Statements
  of Operation Data:
Total sales...................... $   15,697     $   11,219     $    8,081    $   15,332    $    9,586    $    3,836    $     1,688
Total operating expenses.........     15,694         11,432          9,680        21,342        11,602         3,731          1,644
                                  ----------     ----------     ----------    ----------    ----------    ----------    -----------
Income (loss) from operations....          3           (213)        (1,599)       (6,010)       (2,016)          105             44
Other write-downs................          -              -              -        (3,084)       (1,978)            -              -
Other income (expense), net......       (103)           (23)           116            70          (130)          (35)            (2)
                                  ----------     ----------     ----------    ----------    ----------    ----------    -----------
Income (loss) before income
 taxes...........................       (100)          (236)        (1,483)       (9,024)       (4,124)           70             42
Provision for income taxes.......        (26)           (77)            74             -             -             -              -
                                  ----------     ----------     ----------    ----------    ----------    ----------    -----------

Net income (loss)................ $      (74)    $     (159)    $   (1,557)   $   (9,024)   $   (4,124)   $       70    $        42
                                  ==========     ==========     ==========    ==========    ==========    ==========    ===========

Net income (loss) per common share:
Basic............................ $    (0.02)    $    (0.04)    $    (0.28)   $    (1.35)   $    (0.59)   $     0.01    $         -
Diluted.......................... $    (0.02)    $    (0.04)    $    (0.28)   $    (1.35)   $    (0.59)   $     0.01    $         -
Weighted average common shares
  Outstanding:
Basic............................  4,203,477      4,214,034      5,649,668     6,665,321     6,988,336     6,894,529      9,435,543
Diluted..........................  4,203,477      4,214,034      5,649,668     6,665,321     6,988,336     8,029,979     10,149,573

                                                                                                           As of March 31, 2000
                                                                                                        Actual       As Adjusted (1)
                                                                                                        ------       ---------------
Consolidated Balance Sheet Data:
Cash and cash equivalents                                                                                   89             1,536
Working capital                                                                                           (483)              964
Total assets                                                                                             2,973             4,420
Total shareholders' equity                                                                                 306             1,753

(1) As adjusted to reflect the sale of warrants for 1,275,000 shares of common stock at a price of $1.00 per share and, warrants for 250,000 shares of common stock at a price of $0.73 per share, after deducting the underwriting discount and the estimated offering expenses that we will pay.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

  We are subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith we file reports and other information with the Securities and Exchange Commission.
These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov. Additional updating information with respect to the shares being registered may be provided in the future to purchasers by means of appendices to this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC into this prospectus. They contain important information about us and our financial condition. We incorporated by reference the documents listed below:

  1. Our Annual Report on Form 10-KSB for the year ended December 31, 1999.

  2. Our Quarterly Report on Form 10Q-SB for the quarter ended March 31, 2000.

  3. Our Definitive Proxy Statement relating to the Meeting of Stockholders held May 31, 2000.

  All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. These documents shall be considered to be a part of this prospectus from the date of filing.

  We will provide without charge to each person who receives a prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference in this prospectus (other than exhibits to such documents which are not specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to: Mr. Richard S. DeRose, Executive Vice President, Information Analysis Incorporated, 11240 Waples Mill Road, Suite 400, Fairfax, Virginia 22030, (703) 383-3000.

  This prospectus constitutes a part of a Registration Statement which we have filed with the SEC under the Securities Act of 1933 with respect to the shares. This prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related Exhibits thereto for further information with respect to us. Any statements contained in this prospectus concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

ITEM 3.  RISK FACTORS

  An investment in the shares being offered by this prospectus involves a high degree of risk. In addition to the other information contained in this prospectus or incorporated in this prospectus by reference, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby. This prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 which are based on management's current expectations. To the extent that any of the statements contained in this prospectus relating to our products and our operations are forward looking, such statements are based on management's current expectations and involve a number of uncertainties and risks.

  Reference is also made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 and in our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000 and under "Description of Business" in the Form 10-KSB, incorporated into this prospectus by reference. Both the forward-looking statements contained in this prospectus and those incorporated in this prospectus by reference are based on current expectations that involve a number of uncertainties including those set forth in the risk factors below. Actual results could differ materially from those projected in the forward-looking statements.

  Shift in Business Focus. While, in fiscal years 1997, 1998 and 1999, we still derived most of our revenue from sales of our software conversion product to remedy the Year 2000 problem resident in certain computing environments, we have shifted our focus back to the development of application software and offering related services including software conversion, information systems reengineering, and systems integration. We expect to derive a substantial majority of our total revenue and net income from sales of these services in the future. Continued growth of our business will depend upon several factors, including demand for our services, our ability to develop new technology to meet the changing requirements of our customers, technological change and competitive pressures. There can be no assurance that our services will re-establish itself and grow. If we are unsuccessful in shifting our business focus, it will have a material negative impact on our business.

      Negative Current Net Worth; May Incur Future Losses. We have a negative current net worth and have been incurring losses on our business operations for the past several years. We are not currently able to satisfy our obligations and require additional working capital. We may continue to incur operating losses. If we do continue to incur operating losses, our business may suffer. Operating results may be affected by factors beyond our control, such as the state of the economy, business conditions in general and the other factors discussed in this prospectus.

     Need to Manage Changing and Expanding Operations. Our goal is to grow our business. If achieved, this growth may place a significant strain on our business resources, which have been reduced as a result of our recent losses. To manage this growth effectively, we may need to implement additional management information systems capabilities, further develop our operating, administrative, financial and accounting systems and controls, improve coordination among accounting, finance, marketing and operations and hire and train additional personnel. We may not successfully implement our expansion program in whole or in part. We cannot be certain that our management will be able to successfully identify, manage and exploit existing and potential market opportunities. If we are unable to manage changing and expanding operations, our business may suffer.

     Market is Highly Competitive. We do business in a market that is highly competitive, and we expect competition to intensify in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our net revenue and results of operations. We may not be able to compete with current and potential competitors, many of whom have longer operating histories, greater name recognition, larger, more established customer bases and significantly greater financial, technical, and marketing resources. Further, some of our competitors provide or have the ability to provide the same range of services we offer. Also, competitors may compete directly with us by adopting a similar business model or through the acquisition of companies which can provide complementary products or services. Our failure to compete effectively in our markets would have a material adverse affect on our business.

     Dependence on Experienced Personnel; Reliance on Senior Management. The success of our business depends to a large extent upon the efforts of our officers and management personnel. If we fail to attract, assimilate or retain highly qualified managerial and technical personnel our business could be materially adversely affected. Our performance is substantially dependent on the performance of our executive officers and key employees who must be knowledgeable and experienced. We are also dependent on our ability to retain and motivate high quality personnel, especially management and highly skilled technical teams. The loss of the services of any executive officers or key employees could have a material adverse effect on our business. Our future success also depends on the continuing ability to identify, hire, train and retain other highly qualified managerial and technical personnel. Competition for such personnel is intense. If we fail to identify, hire, train and retain highly qualified managerial and technical personnel, our business may suffer.

  Revenue May Be Insufficient to Reverse Losses.   We are hopeful that cash flow
from operations will be positive; however, our losses may continue. If our losses should continue, it will have a material adverse effect on our business. We have several large potential contracts that are being negotiated, but if we do not finalize any of these contracts, it could have a material adverse effect on our operations.

  Rapid Technological Change. The computer industry in general, and the market for our application software in particular, are characterized by rapidly changing technology, frequent new technology introductions, and significant competition. In order to keep pace with this rapidly changing market environment, we must continually develop and incorporate into our services new technological advances and features desired by the marketplace at acceptable prices. The successful development and commercialization of new services and technology involves many risks, including the identification of new opportunities, timely completion of the development process, the control and recoupment of development and production costs and acceptance by customers of our products. There can be no assurance that we will be successful in identifying, developing and marketing new service and technology, or that these services and technology will be accepted in the marketplace. If we are unsuccessful in adapting our business to rapid technological change, our business will suffer.

  Cyclical Nature of the Computer Industry. The computer industry is highly cyclical and has historically experienced periodic downturns. The cyclical nature of the computer industry is beyond our control. As an example, we experienced a substantial reduction in demand for Year 2000 computer solutions. A similar decrease in demand for our new applications and related services could materially adversely affect our business and products.

  Uncertainties Related to Company's Ability to Raise Additional Necessary
Capital.   In December 1999, we completed a private placement of common stock which resulted in approximately $1.275 million in gross proceeds to the Company. However, because of our continuing losses from operations, we anticipate that unless revenues increase significantly, we will require additional capital in order to continue our operations. We have no assurance that we will be able to raise such additional capital, if needed, in a timely manner or on favorable terms, if at all. If we are unable to increase revenues significantly and/or secure additional financing, we could be forced to curtail or discontinue our operations.

  Losses. For the fiscal year ended December 31, 1999, we incurred a loss of $4,124,636 on revenues of $9,585,772. These losses are primarily the result of lower than expected demand for our services and technology in the Year 2000 remediation market combined with our making a large investment and commitment in that market. It is possible that our losses could continue into the foreseeable future and have a material adverse effect on our business.

  Volatility of Share Price. Market prices for securities of technology companies have been volatile. The market price for our shares has fluctuated significantly, and it is likely that the market price will continue to fluctuate in the future. Quarterly fluctuations in operating results, announcements by us or our present or potential competitors, technological innovations or new commercial products or services, developments or disputes concerning patent or proprietary rights and other events or factors may have a significant impact on our business and on the market price of the shares.

  Shares Eligible for Future Sale. Sales of substantial amounts of shares in the public market could have an adverse effect on the price of our shares. There were a total of 3,069,989 options to purchase shares outstanding as of July 14, 2000 pursuant to our stock option plans, and 3,027,989 of such options were vested and can be exercised at any time prior to their respective expiration dates.

  1,525,000 shares offered hereby are issuable upon exercise of warrants to purchase shares issued to certain securityholders in connection with our December private placement. The warrants are exercisable at any time prior to December 31, 2004 at an exercise price of $1.00 per share of shares (excluding 250,000 of the warrants which may be converted into common stock at any time prior to December 31, 2006 at an exercise price of $0.73). We have agreed to register for resale the shares sold in our December private placement as well as the shares underlying the warrants. All of the shares registered for resale by the holders thereof, including the shares offered hereby, may be reoffered and resold in the public trading market from time to time during the period we have agreed to maintain the effectiveness of the Registration Statement registering those shares.

  Dilution. Dilution is likely to occur upon exercise of the warrants and also upon the exercise of existing stock options. The warrants can be converted into our shares of common stock at any time prior to December 31, 2004 at an exercise price of $1.00 per share of shares (excluding 250,000 of the warrants which may be converted into common stock at any time prior to December 31, 2006 at an exercise price of $0.73).

     We Need To Grow To Make Money. If our sales revenues remain at current levels, we believe that we may continue to incur operating losses as our expenses increase. As a result, our future profitability is likely to depend upon the successful implementation of our business strategy, which relies significantly upon the growth of our business.

     We Depend On Intellectual Property Rights That May Fail To Protect Our Business. Our success depends in part on our ability to obtain and maintain proprietary protection for our technologies, products, and processes, and our ability to operate without infringing the proprietary rights of other parties. We may not be able to obtain copyright, patent or other protection for our proprietary technologies or for the processes developed by our employees. Legal standards relating to intellectual property rights in computer software are still developing. Any copyrights, patents or other registrations may not sufficiently protect us against competitors with similar technology. In addition, our intellectual property rights may be challenged, narrowed, invalidated or circumvented. Furthermore, our intellectual property rights do not guarantee any competitive advantage.

     We may have to initiate litigation to enforce our intellectual property rights. If our competitors file patent applications covering technology that we employ, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. The cost to us of any litigation or proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any intellectual property litigation could have a material adverse effect on our ability to compete in the marketplace.

     There Is A Limited Market For Our Stock, And Our Stock Price Will Likely Be Volatile. Our common stock is quoted on the Nasdaq OTCBB. However, in view of the relatively small supply of shares eligible for public resale, trading has been limited. We are uncertain as to whether a more regular trading market will develop. Selling our shares is more difficult because smaller quantities of shares are bought and sold and security analysts' and news media's coverage of our company is limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Because our shares are not currently listed on a national exchange, they are subject to Rule 15g-9 under the Securities Exchange Act of 1934. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule affects the ability of broker-dealers to sell our shares and may affect the ability of shareholders to sell our shares in the secondary market.

     As of the date of this Prospectus, there are 9,581,473 outstanding shares of common stock. The trading market for our common stock may be adversely affected by the subsequent influx into the market of the 4,515,000, shares of common stock being registered for resale hereunder, as well as additional shares issuable upon the exercise of other outstanding options and warrants which we may in the future register for resale under the Securities Act of 1933, as amended. This increase in the number of shares available for public sale could have a depressive effect on the market. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capitalization companies. These market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock.

     We Have Substantial Near-Term Capital Needs; We May be Unable to Obtain Additional Funding. We will require funding over the next twenty-four (24) months. The percentage ownership of our current securityholders will be reduced if additional funds are raised through the issuance of equity securities. Such equity securities may have rights, preferences, and privileges senior to those of our common stock holders. Further, there can be no assurance that additional capital will be available on terms favorable to our company or its shareholders.

     Our cash requirements may vary materially depending on our rate of development, research and development results, competitive, and technological advances and other factors. If adequate funds are not available, we may be required to significantly curtail operations or obtain funds by entering into collaboration agreements, which may contain unfavorable terms. Our inability to raise capital would have a material adverse effect on our business, financial condition, and operations.

     Year 2000 Readiness Disclosure. Our business operations were not adversely affected by any year 2000 issues. Prior to the end of 1999, we acted to ensure that our products and critical internal business systems were year 2000 compliant. We funded the costs to become year 2000 compliant from operating cash flow and have not separately accounted for these costs in the past. To date, these costs have not been material. However, we may incur significant costs if unanticipated year 2000 compliance problems arise. These unanticipated costs, or our failure to correct any unanticipated year 2000 problems in a timely manner, could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

     Special Note Regarding Forward-Looking Statements

     This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to risks. Actual results could differ materially. This "Risk Factors" section and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as other sections in this prospectus discuss some of the factors that could contribute to these differences.

ITEM 4.  USE OF PROCEEDS

     We will not receive any proceeds upon the sale of shares by the selling securityholders. However, this Prospectus relates to the sale of up to 1,525,000 shares of our common stock that may be issued in the event of exercise of outstanding warrants held by selling securityholders. In the event all of such warrants are exercised, we will receive proceeds of $1,457,500 Such proceeds, if received, will be used for working capital.

ITEM 5.  DETERMINATION OF OFFERING PRICE

     Not Applicable. The selling securityholders will be able to determine the price at which they sell their Securities.

ITEM 6.  DILUTION

     Not Applicable. We are not registering any unissued shares in this registration statement.

ITEM 7.  SELLING SECURITYHOLDERS

     The following table sets forth the name of each selling securityholder, the number of shares of common stock beneficially owned by such selling securityholder as of the date of this Prospectus, giving pro forma effect to the exercise of the selling securityholders' warrants and options into shares of common stock as described below, and the number of shares being offered by each selling securityholder. Except as otherwise noted below, during the past three years no selling securityholder has been an officer, director or affiliate of the Company, nor has any selling securityholder had any material relationship with IAI during such period. The shares of common stock being offered hereby are being registered to permit public secondary trading, and the selling securityholders may offer all or part of the shares for resale from time to time. However, such selling securityholders are under no obligation to either
(a) exercise the selling securityholders' options and/or warrants, as the case may be, or (b) if exercised, to sell all or any portion of such shares of common stock immediately under this Prospectus. Because the selling securityholders may sell all or a portion of their shares of common stock, no estimate can be given as to the number of shares of common stock that will be held by any selling securityholder upon termination of this offering. Accordingly, the following table assumes (i) the exercise of the selling securityholders' warrants and options, event if not yet vested, and (ii) the sale of all shares of common stock by the selling securityholders immediately following the date of this Prospectus. All expenses of the registration of the common stock on behalf of the selling securityholders are being borne by the Company; however, the Company will receive none of the proceeds of this offering.

  Except for the shares offered by Gerald Parsons and the shares issued to creditors of the company, the shares offered by the selling securityholders are those obtained in connection with our December private placement and issuable upon exercise of warrants to purchase shares issued to the selling securityholders in connection with our December private placement. The form of the warrants is filed as Exhibit 99.1 to the Registration Statement of which this prospectus is a part. The shares offered by Gerald Parsons are issuable to him at his option as of February 1, 2000.

  The following table sets forth information with respect to the beneficial ownership of our shares by the selling securityholders as of July 14, 2000, as adjusted to reflect the sale of the shares offered hereby by each selling stockholder.

                                       Shares                               Shares
                                   Owned Prior to                         Owned After
                                    Offering (1)        Number of        Offering (2)
                                --------------------   Shares Being   -----------------
Selling securityholder           Number     Percent      Offered      Number    Percent
-----------------------------   ---------   --------   ------------   -------   -------
Joseph Kalb                        93,500         *          75,000    18,500         *
Harry Binder                      338,000      3.49         300,000    38,000         *
Alexander Zeltzer                 150,000      1.56         150,000         0         *
Lev Paukman                       300,000      3.10         300,000         0         *
Raoul Biniaurishvill               75,000         *          75,000         0         *
Irina Benaur                       75,000         *          75,000         0         *
Eugene Khavinson                  150,000      1.56         150,000         0         *

Roman Shlossberg                   75,000         *          75,000         0         *
Howard Bernstein                  150,000      1.56         150,000         0         *
Gregory Lipkin                     75,000         *          75,000         0         *
Fernando Giancola                 150,000      1.56         150,000         0         *
Steve Weintraub                    75,000         *          75,000         0         *
Michael Pento                      87,500         *          77,500    10,000         *
Henry Grinberg                    150,000      1.56         150,000         0         *
Leon Rubakhim                      75,000         *          75,000         0         *
B&J Realty, LLC                   150,000      1.56         150,000         0         *
Traditions, LP                  1,500,000     14.88       1,500,000         0         *
SCI Partnership                    99,000      1.02          99,000         0         *
C. Barry Zolot                    392,300      4.06         225,000   167,300      1.75
David Gitlin                       49,500         *          49,500         0         *
Green Mountain Group, LLC          99,000      1.02          99,000         0         *
Gerald Parsons                    110,000      1.15         100,000    10,000         *
Brendan Dawson                     20,000         *          20,000         0         *
Cornell Technical Services        100,000      1.04         100,000         0         *
Financial Technologies            100,000      1.04         100,000         0         *
Jetform Corporation               100,000      1.04         100,000         0         *
Comarco                            20,000         *          20,000         0         *

(1) The number of shares of common stock issued and outstanding on July 14, 2000 was 9,581,473. The calculation of percentage ownership for each listed selling stockholder is based upon the number of shares of common stock issued and outstanding at July 14, 2000, plus the shares of common stock offered hereby by the selling securityholders, which are issuable upon exercise of the warrants, or in the case of Gerald Parsons, plus the shares to which he is entitled but have not yet been issued. The shares owned prior to the offering by each selling shareholder, other than Gerald Parsons, includes the warrants each such selling shareholder holds. A percentage ownership of less than one percent is indicated by an asterisk.

(2) Assuming all shares offered hereby are sold to unaffiliated third parties. A percentage ownership of less than one percent is indicated by an asterisk.

ITEM 8.  PLAN OF DISTRIBUTION

  The 4,515,000 shares of our common stock offered hereby may be offered and sold from time to time by the selling securityholders, or by pledgees, donees, transferees or other successors in interest. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the Nasdaq OTC Bulletin Board or otherwise, at prices related to the then current market price or in negotiated transactions, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for our account pursuant to this prospectus;
(b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, brokers or dealers engaged by the selling securityholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling securityholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The selling securityholders may also sell the shares in accordance with Rule 144 under the 1933 Act.

  We have agreed to use diligent efforts to maintain the effectiveness of the registration of the shares being offered hereunder until the expiration date of the warrants (December 31, 2004) or such shorter period which will terminate when all of our shares issued or issuable upon exercise of the warrants have been registered under the 1933 Act and disposed of in accordance with an effective Registration Statement under the 1933 Act.

  The selling securityholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the selling securityholders will sell any or all of the shares offered hereunder.

  All proceeds from any such sales will be the property of the selling securityholders who will bear the expense of underwriting discounts and selling commissions, if any, and the selling securityholders' own legal fees, if any.

  At the time a particular offer of the securities is made by or on behalf of a selling securityholder, to the extent required, a Prospectus will be distributed which will set forth the number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for the shares of common stock purchased from the selling securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public. We have informed the selling securityholders that the anti-manipulative rules under the Exchange Act, including Regulation M thereunder, may apply to their sales in the market. We have also informed the selling securityholders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered hereunder. Sales of securities by us and the selling securityholders or even the potential of such sales would likely have an adverse effect on the market price of the shares of common stock offered hereby.

ITEM 9.  LEGAL PROCEEDINGS

  To the best of our knowledge, we are not a party to any pending legal proceeding. We are not aware of any contemplated legal proceeding by a governmental authority involving the Company.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

  The following table sets forth information regarding each of the directors and executive officers of the Company.

NAME                    AGE              POSITION            DIRECTOR SINCE
----                    ---              --------            --------------

Sandor Rosenberg         53      Chairman of the Board and        1979
                                 President
Richard DeRose           61      Executive Vice President
Stanley A. Reese         43      Senior Vice President
James D. Wester          61      Director                         1985
Bonnie K. Wachtel        44      Director                         1992
Charles A. May, Jr.      63      Director                         1997

  Directors serve until the next annual meeting of shareholders or until successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

  Sandor Rosenberg, 53, has been President and Chairman of the Board since 1979. Mr. Rosenberg holds a B.S. degree in Aerospace Engineering from Rensselear Polytechnic Institute, and has done graduate studies in Operations Research at George Washington University.

  Richard S. DeRose, 61, has been Executive Vice President since 1991. From 1979 to 1991 he served as the President and CEO for DHD, Inc. Mr. DeRose holds a B.S. degree in Science from the U.S. Naval Academy and an M.S. degree in Computer Systems Management from the U.S. Naval Post Graduate School, Monterey. Mr. DeRose has been involved in computer and telecommunications industry for the past 30 years.

  Stanley A. Reese, 43, joined the company in 1993. Mr. Reese has been Senior vice President since 1997 and Chief Operating Officer since march 1999. From 1992 to 1993 he served as Vice President, Technical Services at Tomco Systems, Inc. Prior to Tomco Systems, he served as Senior Program Manager at ICF Information Technology, Inc. Mr. Reese has over 17 years experience managing and marketing in the large scale mainframe marketplace.

  James D. Wester, 61, has been a Director since 1985. He has been a computer services marketing consultant for more than 15 years. Since 1984, he has been president of Results, Inc. Mr. Wester obtained a B.M.E. degree from Auburn University and an M.B.A. from George Washington University.

  Bonnie K. Wachtel, 44, has been a Director since 1992. Since 1984, she has served as vice president and general counsel of Wachtel & Co., Inc., investment bankers in Washington, D.C. Ms. Wachtel holds B.A. and M.B.A. degrees from the University of Chicago and a J.D. from the University of Virginia. She is a director of Integral

Systems, Inc., a provider of computer systems and software for the satellite communications market; SSE Telecom, Inc., a satellite equipment manufacturer; and VSE Corporation, a provider of technical services to the federal government.

  Charles A. May, Jr., 63, is a consultant focusing on national security and defense conversion issues. In 1992, he retired as a Lt. General from the Air Force where he last served as Assistant Vice Chief of Staff, Headquarters US Air Force, Washington, D.C. He is a graduate of the U.S. Air Force Academy, where he once served as an Associate Professor of Political Science. General May has also graduated from the NATO Defense College and has completed the University of Pittsburgh's Management Program for Executives.

  There are no family relationships between any directors or executive officers of IAI.

ITEM 11. PRINCIPAL SECURITYHOLDERS

  The following table sets forth, as of July 14, 2000, the number of shares and percentage of the Company's Common Stock owned by all persons known by the Company to own beneficially more than 5% of the Company's Common Stock, by each director, by each executive officer named in the Summary Compensation Table, and by all directors and executive officers as a group. This information has been obtained in part from such persons and in part from the Company's records. Each person has sole voting and investment power with respect to the shares indicated except for shares which may be acquired upon exercise of options and as otherwise noted.

NAME AND ADDRESS OF                                     SHARES BENEFICIALLY
BENEFICIAL OWNER (1)                                         OWNED (2)             % OF CLASS
----------------------------------------------------------------------------------------------
Sandor Rosenberg, Chairman, CEO, and Director              1,902,800                  20.1%
Richard S. DeRose, Executive Vice President                  165,900  (3)              1.7%
Stanley A. Reese, Senior Vice President                      134,750  (4)              1.4%
Charles A. May, Jr., Director                                 16,000  (5)                *
Bonnie K. Wachtel, Director                                  112,800  (6)              1.2%
James D. Wester, Director                                    383,500  (7)              3.9%
Kenneth Parsons                                              712,500  (8)              7.0%
Traditions LP                                              1,500,000  (9)             15.0%

All directors and executive officers as a group            2,715,750 (10)             27.0%

     *less than 1%

(1) The address of all beneficial holders is care of the Company, except Ms. Wachtel, whose address of record is 1101 14th St. NW, Washington, DC 20001, Kenneth Parsons, whose address of record is 4318 Pennbrooke Court, West River, MD 20764, and Traditions LP, whose address of record is 1717 Main Street, Suite 2500, Dallas, TX 75201.
(2) All shares are held outright by the individuals listed. References to options and warrants include all options and warrants exercisable within 60 days of July 14, 2000.
(3)  Includes options on 117,900 shares.
(4)  Includes options on 128,750 shares.
(5)  Includes options on 16,000 shares.
(6)  Includes options on 13,000 shares .
(7)  Includes warrants for 108,000 shares, and options on 185,000 shares.
(8)  Includes options on 712,500 shares.
(9)  Includes warrants on 500,000 shares.
(10) Includes options on 473,650 shares and warrants for 108,000 shares.

*  Represents less than 1% of the outstanding shares of common stock.

ITEM 12. DESCRIPTION OF SECURITIES

COMMON STOCK

  We are authorized to issue 30,000,000 shares of common stock, $.01 par value per share, of which 9,581,473 shares were issued and outstanding as of July 14, 2000.

  Holders of common stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

  Holders of common stock are entitled upon our liquidation to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

DIVIDEND POLICY

  We have not paid any cash dividends to date, and have no intention to pay any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors and to certain limitations imposed by the Virginia corporate laws. The timing, amount and form of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements and other factors deemed relevant by Board of Directors.

ITEM 13. INTEREST OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 14. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in therein and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 15. ORGANIZATION WITHIN LAST FIVE YEARS.

  To the best of our knowledge, we are not a party to any transaction or proposed transaction where any director or executive officer, securityholder, or immediate family member is an interested party or has a direct or indirect material interest.

ITEM 16. DESCRIPTION OF BUSINESS.

Overview

  Founded in 1979, Information Analysis Incorporated is in the business of modernizing client information systems. Since our inception, we have performed software development and conversion projects for over 100 commercial and government clients including Computer Sciences Corporation, IBM, Computer Associates, MCI, Sprint, Citibank, U.S. Customs Service, U.S. Department of Agriculture, U.S. Department of Energy, U.S. Army, U.S. Air Force, Veterans Administration, and the Federal Deposit Insurance Corporation. Today, we primarily apply our technology, services and experience to legacy software migration and modernization and to developing web based solutions.

  The migration and modernization market is complex and diverse as to the multiple requirements clients possess to upgrade their older systems. In the early 1990's, many organizations tried to convert or re-engineer their mainframe legacy systems to PC client server environments. Many of these attempts failed because the technology for client servers lacked sufficient hardware performance and capacity. The available software languages and tools were also immature. By the mid 1990's, organizations did establish mid-level server technology (Unix) to off-load and decentralize some of their decision support or departmental systems, and they connected local area networks of PCs to provide better user interfaces. However, many large legacy systems remained in use because of the enormous cost to re-engineer these systems.

  Currently, the options available to modernize these systems are many. Performance and capacity of client server systems, both UNIX and NT, rival the traditional mainframe systems. There is a plethora of software that can interface with legacy systems via PC interfaces. New software development languages also allow users to warehouse and data-mine information from legacy databases. Finally, the arrival of the internet and intranet technology offers a different approach at collecting and processing large volumes of user transactions, processes which are the forte of older legacy systems.

  Now that Year 2000 projects are completed, companies are being driven for various reasons to address the upgrading of their legacy systems. The Y2K experience has impressed on them the difficulty of finding and retaining staff with outdated technical skills, much of which are practiced by senior programmers in their fifties. Hardware platforms such as Unisys and Honeywell are reaching the horizon of their usefulness, and older programming and data base languages are poorly supported by their providers. Additionally, maintenance costs are skyrocketing as vendors squeeze the most out of clients before the life-cycles of hardware and software expire. In addition, the internet has added a new level of pressure to compete in the electronic marketplace with their sector rivals. The next ten years should see an upsurge of movement and change as organizations revamp their older legacy systems.

  The web solutions market is the fastest growing segment of the computer consulting business as individuals, small companies, large companies, and governmental agencies rush to establish a presence on the Internet. The range of products and services involved in this sector is extensive and therefore, require some specialization for a small company such as our to make an impact. Most small web companies are involved in building web-sites and typically have many small duration projects. More complex web applications generally require knowledge of clients' back-end systems based on mainframe or mid-level computers. Few small companies have the expertise to develop these more sophisticated web applications. However, these types of applications will be more prominent in the future as the web is better understood and this will be the area that future expenditures will grow the most.

  The commercial and government sectors of the market can be quite different in their requirements on the Internet, as, generally, companies are interested in cataloging and selling items versus government agencies that wish to disseminate data to the citizenry. There is some overlap in common functionality when web applications are designed for procurement transactions or customer relations. What distinguishes the government requirements is that most government processes are based on forms. Many government agencies rely on thousands of internal and external forms to conduct their business. Any company that wishes to develop governmental web applications must address the forms issue. JetForm, the electronic forms product resold and supported by IAI is the predominant forms software in the federal government.

Description of Business and Strategy

  We are currently structured to provide three business lines, conversion and modernization of mainframe legacy software systems, Internet application development, and outsourcing of professional services. Each segment has been established as a separate profit and loss center, responsible for expanding revenues and capabilities for their respective markets. In reality, there is some overlap in personnel for projects that require specific skills that another group may have. Clients who have engaged us to convert a legacy system from one language to another, or one platform to another are also requiring extension of the legacy system to the Internet. In those cases the conversion and e-process groups will collaborate to achieve a solution. The outsourcing group provides a pool of skilled talent and recruiting services to supply the other groups as required. In addition, clients can avail themselves of a much broader range of skills within the company from all three segments.

  Conversion and Modernization

  Since the mid-90's, we have migrated clients from older computer languages generally associated with legacy computer systems to more modern languages used with current-day computer system platforms. In fixing their legacy systems to comply with Y2K dates impacts, many organizations became aware of the evolving obsolescence of these systems and are now beginning to fund their modernization. In addition, as part of this modernization many organizations wish to extend these legacy systems to interface with Internet applications Our strategy has been to develop and/or acquire tools that will facilitate the modernization process and differentiate our offerings in the marketplace.

  We have developed a series of workbench tools called ICONS (Integrated CONversion Solutions) Automated Transition Workbench (ATW). These tools, used in conjunction with our methodology, enhance a programmer's ability to convert code to new platforms and/or computer languages. ICONS can be used with a variety of languages such as DATACOM COBOL and IDEAL, and Unisys COBOL. ICONS will facilitate our ability to provide systems modernization services to companies that seek to migrate from mainframe legacy systems to modern environments, including current computer languages, data bases, and mainframe, midrange, client servers, intranet and internet platforms.

  ICONS ATW represents the culmination of over 15 years of our migration and transition engineering experience and research. Automated functions and features include:

    -  Source code analysis and creation of resulting SQL database
    - Analysis of all components of source environment (including JCL, DBMS dictionaries, maps, etc.)
    -  Flexible, rule-based, table-driven code conversion
    -  Full-purpose code editor
    -  User interface conversion
    -  Character-based displays to GUI transformation

  Employing the ICONS tool suite gives us a tremendous advantage over traditional processes used to convert legacy systems. With ICONS a programmer can achieve productivity levels five-fold or more over a programmer using traditional methods and achieve an accuracy level up to 95% for portions that are run through the ICONS tools.

  Just as important as the ICONS tool set is the ICONS Methodology that we have developed through experience over the last 15 years. A conversion project is very different from standard software development and maintenance practiced by most programmers. The approach and metrics of performance involved rely on careful analysis and procedures that must be applied consistently throughout the project. In fact, according to the Gartner Group over 50% of these conversions fail and most of those that are successful are over budget and late on delivery. The ICONS methodology includes processes for:

    - Planning: Careful analysis and inventory of the system's programs allows the project to divide the work into tasks that can be executed by designated teams.
    - Pilot project: Converting a small portion of the system from beginning to end enables important procedural and programming standards to be set and accepted by the client.
    - Database Modeling: Ensures that the target database system will perform within acceptable performance metrics and that every element of data is correctly translated.
    - Data conversion: Mapping and translating data from original system to the target system requires careful analysis and accurate translation tools.
    - Performance Tuning: Expert skills are required to ensure that the target system performs as well or better than the original system. The methodology includes certain procedures to ensure that this performance is attained.
    - Functional re-engineering: When appropriate the methodology permits certain re-engineering of functions to take advantage of modern technology or changing business requirements.
    - Implementation: Operational testing under controlled conditions ensure that final implementation of the converted system occurs smoothly and without serious interruption.

  We have structured ourselves to address the wide range of requirements that we envision the market for conversion and modernization of legacy systems will demand. We have employees dedicated to sales and marketing, research and development of the ICONS products, and project conversion specialists all reporting to the Chief Operating Officer. Sales personnel rely on combing lists potential clients that fit the profile of legacy software users that should be interested in modernizing their systems. In addition, relationships we have established with many other professional services firms such as IBM and Computer Sciences Corporation has provided valuable leads and led to opportunities realized. The suite of ICONS tools give us, in our opinion, a competitive edge in performing certain conversions and migrations faster and more economically than many other vendors. The diverse capabilities of our staff in mainframe technology and client server implementations help to assure that our staff can analyze the original systems properly to conduct accurate and thorough conversions.

  Our modernization methodology has developed over the past several years through the completion of successful conversion projects. Senior members of our professional staff can perform both technical and business requirements analyses, and prepare general and detail design documentation, develop project plans including milestones, staffing, deliverables, and schedules. The actual work can be performed at client sites or at our premises, which has mainframe and client server facilities for the use of our personnel.

  Internet Application Development

  We are also using the experience we have acquired over the last eight years as a JetForm reseller to help secure engagements for web based applications requiring forms. The JetForm product has evolved over the years into a robust tool that can form the backbone of applications, especially those requiring forms. We have used this expertise to penetrate a number of federal government clients and build sophisticated web applications. Our knowledge of legacy system languages has been instrumental in connecting these web applications to legacy databases residing on mainframe computers. During 1999, we have built a core group of professionals that can build this practice over the coming years.

  The array of Jetform products available to us gives us a tremendous edge in building Internet applications for the government sector that relies on forms as the media for most of the information transfer internally and externally. Jetform's Formflow-99 product can design electronic forms that are accessible by the primary Internet browser programs. These forms can then act as data collectors and disseminators, which can correct incoming data and store those data into legacy databases. JetForm's Central product can provide translation of data to other media such as e-mail, faxes, local and remote printing, and ensure proper workflow sequences are instituted. The e-process Framework product currently being introduced is server based and has the capability to provide electronic forms on virtually all of the recognized platforms such as NT, Unix, MacIntosh, and Linux. It solves most of the security concerns that other products incur by providing a thin-client solution without Active-X components.

  As one of the largest resellers of JetForm products nationally, we have developed a large base of federal government clients. We have been successful in convincing many of these clients to use our professional service expertise to build electronic forms and applications that reside on the Internet. At this time, we have seven projects underway that form the core of its web-application work. In addition, we continue to submit proposals to other government agencies that are now being directed by executive order to provide public forms on the Internet for public access.

  We have dedicated employees who focus on Internet application development and more specifically, in the area of sales and marketing, professional services, product support, and training staff. The sales staff has been successful over the years, selling over $5 million in products and services over the last five years, with over $2 million in 1999. JetForm continues to send us prospective leads and supports us with product and maintenance issues. Professional services include programming, form design and development, training, and workflow consulting. We regularly hold training at our headquarters and on-site at client facilities.

  Concentrating on the niche of electronic forms related web applications through our relationship with JetForm, we have developed a cadre of professionals that can quickly and efficiently develop web applications. We will focus on federal government clients during 2000 and leverage our outstanding reputation with federal clients to penetrate these agencies. We will be able to reference successful projects completed or in development for the Veterans Affairs, Federal Mediation and Conciliation Service, U.S. Department of Agriculture, Immigration and Naturalization Service, and U.S. Air Force Logistics Command.

  Professional Services Outsourcing

  Since our inception, we have provided clients with professional services such as programming, systems analysis, testing, training, and maintenance. Currently, approximately 50% of our revenue is derived from outsourcing professional services to our clients, primarily at the client's site. This division has its own management, sales, and recruiting personnel and is responsible for expanding revenues and profits. There are approximately ten projects underway that consume approximately 30 of our staff. The expertise of this staff varies widely from database applications on mainframes to Unix and NT applications.

  Aside from its revenue contribution, this division provides a valuable source of talent for temporary requirements of the other two divisions, which at times need specialized skills on short notice. In addition, since this division is constantly recruiting staff for its client base, it can propagate our image to the technical world and survey its clients and prospects for the services of the other two divisions.

  Examples of the types of assignments underway are as follows;

    - US Army Headquarters Civilian Personnel System, for which we provide maintenance and support for mainframe and Unix platforms in Datacom and Oracle.

    - US Customs Services' Automated Targeting System, for which we have created an information system for obtaining data about potential dangerous imports and exports processed by Customs on mainframe Datacom and Unix Oracle platforms.

    - US Department of Agriculture's Animal & Plant Health Inspection System, for which we are developing an inspection and decision making system on an UNIX oracle platform.

    - Internal Revenue Service, for which we are developing forms for printing on a Unisys mainframe and providing database administrator services.

  It is anticipated that this division will continue to grow over 2000 and orient its projects more to web related activities in-line with the general direction of the industry. With the difficulty in recruiting permanent employees more evident today and the desire of technical personnel to have a fluid environment, many clients are opting to hire temporary personnel from companies such as ours. Our staff prefer the opportunity to work in different environments and on varied projects, learning new skills and conquering new
challenges.   According to a leading market research firm, the human resource outsourcing industry within the United States is forecasted to grow from $13.9 billion in 1999 to $37.7 billion during 2003.

Competition

  The competition in the conversion and modernization market is very strong. Many software professional services companies have had some involvement in this area and profess proficiency in performing these projects. We also face competition from other companies which purport to substantially automate the process through software tools including Alydaar, Crystal Systems Solutions and Sapiens International. "Off the shelf" software for enterprise resource planning, such as SAP and Baan, provides an additional source of competition, although, to date, the cost and lengthy installation time for enterprise resource planning software has slowed its implementation in the market place.
No matter what type of solution is offered, many of our competitors have greater name recognition than us, a larger, more established customer base and significantly greater financial and market resources in comparison to ours.

  In the Internet application development sector there are many products and professional services companies competing. At this time the sector is very fragmented because of the newness of the technology and the ease of entry. Most large professional services firms are rapidly building their practices by concentrating on existing customers and selecting best of breed products as their primary tools. These products are rapidly evolving and are leapfrogging each other in capability every three to six months. There is also a plethora of very small firms that are building web sites and simple e-process transaction applications. In the electronic forms area there are no companies that have a complete solution similar to JetForm, but there are other forms products such as INFORM, and Microsoft's forms capability using WORD Macro's. The functions performed by JetForm products can be duplicated using combinations of other products and customized programming, but the costs for that approach are not competitive with JetForm.

Patents and Proprietary Rights

  We depend upon a combination of trade secret and copyright laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights in its methodologies, databases and software. We have not filed any patent applications covering our methodologies and software. We distribute ICONS under agreements that grant customers non-exclusive licenses and contain terms and conditions restricting the disclosure and use of the Company's databases or software and prohibiting the unauthorized reproduction or transfer of its products. In addition, we attempt to protect the secrecy of our proprietary databases and other trade secrets and proprietary information through agreements with employees and consultants.

  We also seek to protect the source code of ICONS as trade secrets and under copyright law. The copyright protection accorded to databases, however, is fairly limited. While the arrangement and selection of data can be protected, the actual data is not, and others are free to create software performing the same function. We believe, however, that the creation of competing databases would be very time consuming and costly.

ITEM 17. MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

  1999 was a transition year for the Company. During this year the following occurred:

    - During 1999, IAI reoriented its sales and marketing organizations to capitalize on its services and tools to address the legacy modernization and conversion market. Additional resources were added to support Web based solutions and staff augmentation.

    - Other product and service activities which have produced revenues in prior years were further de-emphasized.

    -  A private placement of shares to fund certain operations for 2000.

  The effect of this re-orientation has been to change IAI's focus from primarily offering Year 2000 conversion services to an information technology organization offering a balance of services and products in legacy modernization, conversion, and re-engineering, and Web solutions.

  Management expects this change will be more evident in 2000 since the Company has ceased any work in the remediation area. IAI was not profitable in 1999. The Company's expenses related to sales, marketing, administrative, and research and development infrastructure exceeded the gross profits from its revenues. As the Company transitions away from Year 2000 efforts, the Company believes its economic prospects will improve.

  The information in this section should be read together with the financial statements that are included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected information from the Company's Consolidated Statements of Operations, expressed as a percentage of revenue:

                                                       Years Ended
                                       -----------------------------------------
                                       December 31, 1999       December 31, 1998
Revenue                                      100.0%                 100.0%
Cost of Goods Sold                            80.3%                  82.7%
Gross Profit                                  19.7%                  17.3%
Operating Expenses
 Selling, general and administrative          40.1%                  45.5%
 Research and development                      0.6%                  11.0%
(Loss) from operations                       (21.0%)                (39.2%)
Non recurring item                           (20.6%)                (20.1%)
Other (expense) income                        (1.4%)                  0.5%
(Loss) before income taxes                   (43.0%)                (58.9%)
Provision for income taxes                    (0.0%)                 (0.0%)
Net (loss)                                   (43.0%)                (58.9%)

1999 Compared to 1998

Revenue

  Fiscal 1999 revenue decreased $5.7 million, or 37.5%, to $9.6 million in fiscal year 1999 from $15.3 million in fiscal year 1998. The reason for this decrease was primarily due to lower over-all Year 2000 sales in both product and professional services sales. Revenue from software sales decreased $3.9 million, or 74.6%, to $1.3 million in fiscal year 1999 from $5.2 million in fiscal year 1998. Revenue from professional services decreased $1.9 million, or 18.4%, to $8.3 million in fiscal year 1999 from $10.1 million in fiscal year 1998.
Revenue overall attributable to year 2000 work decreased $7.2 million, or 71.3%, to $2.9 million in 1999 from $10.1 million in 1998.

Gross Profit

  Gross profit was $1.9 million in fiscal 1999 versus $2.6 million in 1998,or 19.7% of revenue in 1999 compared to 17.3% of revenue in 1998. Professional services gross margin was 30.1% of revenue in 1999, compared to 4.3% in 1998. The increase in professional services gross margin was primarily attributable to the non-existence of certain fixed-price Year 2000 contracts in 1999, which had a negative effect on the gross margin during the same period in 1998. Software sales gross margin was (45.5%) of revenue in 1999, down from 42.2% in 1998. The decrease in software sales gross margin was do to the acceleration in amortization for UNICAST capitalized software. In 1999 UNICAST after write-offs is fully amortized.

Selling, General and Administrative

  Fiscal 1999 SG&A expense decrease to $3.8 million, or 40.1% of revenue, from $7.0 million, or 45.5% of revenue in 1998, a decrease in expenses of 44.9%. The decrease was do to a concerted effort by management to scale back expenses during the Company's transition away from its Year 2000 products, services, and support for the UNICAST product line.

Research and Development

  Fiscal 1999 R&D expense decreased to $0.1 million, or 0.6% of revenue, from $1.7 million, or 11% of revenue in 1998. The decrease is due to lower software maintenance for the Company's versions of its UNICAST product line of tools.

RESULTS OF THREE MONTH PERIODS ENDED MARCH 31, 2000

Three Months Ended March 31, 2000 Versus Three Months Ended March 31, 1999

Revenue

  IAI's revenues in the first quarter of fiscal 2000 were $1.7 million, compared to $3.8 million in the first quarter of fiscal 1999, a decrease of 56%. Professional services revenue was $1.2 million versus $3.5 million, a decrease of 65.2%, and product revenue was $0.5 million versus $0.3 million an increase of 45.9%. The decrease in professional services revenue is primarily attributable to the discontinuation of Year 2000 sales for the first quarter of fiscal 2000 versus Year 2000 sales recorded over the same period in 1999. The increase in product sales were mainly attributable to the increase sales of ICON"S a software toolset capable of conversions and migrations from mainframe legacy systems.

Gross Margins

  Gross margins were $0.6 million, or 35.8% of sales, in the first quarter of fiscal 2000 versus $1.4 million, or 35.6% of sales, in the first quarter of fiscal 1999. Of the $0.6 million in 2000, $0.3 million was attributable to services and $0.3 million was due to software sales. Gross margins as a percentage of sales were 23.1% for professional services and 69.0% for software sales. In the first quarter of 1999, the Company reported gross margins of approximately 40.4% for services and (17.5%) for software sales.

Selling, General and Administrative

  Selling, general and administrative expenses (SG&A) were $0.6 million, or 33.2% of revenues, in the first quarter of 2000 versus $1.2 million, or 30.9% of revenues, in the first quarter of 1999, a decrease in expenses of 52.8%. The decrease is attributable to the Company's elimination of its marketing and support expenses associated with Year 2000 services and product. The Company believes that SG&A expenses will decline as a percentage of revenue sales increases.

Profits

  The Company generated an operating profit of $44,105 in the first quarter of 2000 compared to $105,000 in the first quarter of 1999. In general, the profit reflected a slight improvement in the overall percentage for gross margin sales of 0.2%. Because of a net operating loss carryforward, the Company did not accrue for income taxes in the first quarter of 2000.

Liquidity and Capital Resources

  In the first quarter of 2000, the Company completed the second phase of its December 1999, private placement which raised an additional $125,000 in exchange for 250,000 shares of common stock and 125,000 five-year warrants, exercisable at $1.00 per share. The shares and warrants were sold to individual investors. The Company financed its operations from current collections of receivables, the private placement and through its bank line of credit. Cash and cash equivalents at March 31, 2000 were $89,341, compared to $137,280 at March 31, 1999.

  The Company and First Virginia Bank currently have a forbearance agreement in place which effectively extends the line of credit of $1,000,000 to August 29, 2000 at which time it is subject to renewal. The Company is in negotiations with various organizations to obtain a new line of credit.

  The Company cannot be certain that there will not be a need for additional cash resources at some point in fiscal 2000. Accordingly, the Company may from time to time consider additional equity offerings to finance business expansion. The Company is uncertain that it will be able to raise additional capital.

  The Company has no material commitments for capital expenditures.

EMPLOYEES

We employ 54 full time and part-time employees. None of the employees is represented by a union. In addition, the Company maintained independent contractor relationships with 18 individuals for computer services. Approximately 80% of the Company's professional employees have at least four years of related experience. For computer related services, the Company believes that the diverse professional opportunities and interaction among its employees contribute to maintaining a stable professional staff with limited turnover.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings, although we are involved from time to time in routine litigation incident to our business.

ITEM 18. DESCRIPTION OF PROPERTY

The Company's offices are located at 11240 Waples Mill Road, Suite 400, Fairfax, VA. 22030. IAI holds a lease for 18,280 square feet. This lease expires on February 28, 2004.

ITEM 19. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 20. MARKET FOR OUR COMMON STOCK

  The Company's Common Stock (symbol: IAIC) has been traded on over the counter bulletin board (OTCBB) since July 29, 1999, on the Nasdaq National Market from June 2, 1998 to July 28, 1999, the Nasdaq Small Cap Market from September 8, 1997 to June 1, 1998; and over the counter prior to September 8, 1997. However, the market for such shares is limited. As of the date of this Prospectus, only 9,581,473 shares of our common stock are eligible for public trading. No assurance can be given that a significant trading market for our common stock will develop or, if developed, that it will be sustained.

  The following table sets forth the range of the high and low closing bid prices of our common stock during each of the calendar quarters identified below.

                                     HIGH      LOW
                                     ----      ---
1998
1st Quarter......................   $ 20.75   $11.75
2nd Quarter......................   $16.375   $9.875
3rd Quarter......................   $ 14.50   $1.531
4th Quarter......................   $ 2.438   $1.063

1999
1st Quarter......................   $ 1.593   $0.625
2nd Quarter......................   $ 0.750   $0.375
3rd Quarter......................   $ 0.625   $0.125
4th Quarter......................   $ 1.218   $0.156

  The quotations on which the above data are based for periods prior to September 8, 1997 and after July 29, 1999 reflect inter-dealer prices without adjustment for retail markups, mark downs or commissions and may not necessarily represent actual transactions. From September 8, 1997 to July 28. 1999, the prices reflect the high and low bid prices as reported by Nasdaq.

  As of December 31, 1999, the Company has 111 stockholders of record of our common stock. As of July 14, 2000, we have 108 stockholders of record.

  We have not paid a cash dividend on our common stock for the last two fiscal years. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate that we will pay cash dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 21. EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation paid to or accrued by the our Chief Executive Officer and all other executive officers who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to IAI during the year ended December 31, 1999.

SUMMARY COMPENSATION TABLE

                                                                          Annual Compensation
Name and Principal                                                 --------------------------------     Securities Underlying
Position                                     Year                   Salary                    Bonus          Options (#)
--------                                     ----                  -------                    -----     ---------------------
Sandor Rosenberg                             1999                  $ 76,457                      --                --
Chairman of the Board and                    1998                  $102,083                      --                --
Chief Executive Officer                      1997                  $100,375                      --                --
------------------------------------------------------------------------------------------------------------------------------
Richard S. DeRose                            1999                  $ 97,617                      --            20,000
Executive Vice President                     1998                  $150,010                      --                --
Chief Financial Officer                      1997                  $110,835                 $27,500             5,000
------------------------------------------------------------------------------------------------------------------------------
Stanley A. Reese                             1999                  $ 97,867                                    20,000
Senior Vice President and                    1998                  $135,827                      --            50,000
Chief Operating Officer                      1997                  $103,382                      --             5,000

No Named Executive Officer has received any perquisite or benefit, securities, or property that exceeded the lesser of $50,000 or 10% of the total annual salary and bonus reported for such executive officer.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth all option grants during 1999 to all executive officers:

                                        % of Total Options Granted To      Exercise
Name                        Granted        Employees in Fiscal Year         Price     Expiration Date
----                        -------     -----------------------------      --------   ---------------
Richard S. DeRose            20,000                 18.6%                   $0.59        05/11/09
Stanley A. Reese             20,000                 18.6%                   $0.59        05/11/09

The following table depicts option exercise activity in the last fiscal year and fiscal year-end option values with respect to each of the Named Executive Officers. The value of unexercised in-the-money options at December 31, 1999 equals the market value of the underlying common stock at December 31, 1999 minus the option exercise price. The fair market value of the Company's common stock at December 31, 1999 was $0.844.

  Aggregated Option Exercises in Last Fiscal Year and FY End Option Values

                                                          Number of Securities Underlying      Value of Unexercised  In-the-
                            Shares                        Unexercised Options at 12/31/99        Money Options at 12/31/99
                          Acquired on       Value         -------------------------------      -----------------------------
Name                       Exercise        Realized         Exercisable    Unexercisable        Exercisable    Unexercisable
----                      -----------      --------       -------------    --------------      ------------    -------------
Richard S. DeRose              --                             117,900                             $42,438           --
Stanley A. Reese               --                             128,750                             $ 8,615           --

ITEM 22. FINANCIAL STATEMENTS.

See Consolidated Financial Statements included herein beginning on page F-1.

ITEM 23. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  On January 11, 1999, the Company dismissed Ernst & Young, LLP ("Ernst & Young") as its independent accountant. The report of Ernst & Young for fiscal year ended December 31, 1997 (the sole fiscal year for which Ernst & Young was engaged) did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 1997 and for all subsequent interim periods thereafter prior to the dismissal of Ernst & Young, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its reports. The Company's determination to change accountants was approved by its audit committee.

  Effective January 11, 1999, the Company engaged Rubino & McGeehin, Chtd. ("Rubino & McGeehin") as its new independent accountant to audit the Company's financial statement, commencing with the fiscal year ended December 31, 1998. During the period that Ernst & Young served as the Company's independent accountant, including all interim periods within 1998, the Company (or someone on its behalf) never consulted Rubino & McGeehin regarding any matter. Rubino & McGeehin did serve as the Company's independent accountant prior to the Company's engagement of Ernst & Young.

                         INDEX TO FINANCIAL STATEMENTS

                                                                  PAGE
                                                                  ----
Report of Independent Certified Public Accountants.............   F-2
Financial Statements
Consolidated Balance Sheets....................................   F-3
Consolidated Statements of Operations..........................   F-4
Consolidated Statement of Stockholders' Deficit................   F-5
Consolidated Statements of Cash Flows..........................   F-6
Notes to Consolidated Financial Statements.....................   F-7
Interim Consolidated Balance Sheets............................   F-19
Interim Consolidated Statements of Operations..................   F-20
Interim Consolidated Statements of Cash Flows..................   F-21
Notes to Interim Consolidated Financial Statements.............   F-22

PART II

ITEM 24. INDEMNIFICATION PROVISIONS

Indemnification of Officers and Directors
-----------------------------------------

  Section 5 of the Amended and Restated Articles of Incorporation of Information Analysis Incorporated as filed with the Virginia State Corporation Commission provides as follows:

  5. Officer and Director Liability. In any proceeding brought by or in the right of the Corporation or brought by or on behalf of a shareholder in the right of the Corporation, an officer or director of the Corporation shall not be liable for any damages assessed against such officer or director arising out of a single transaction, occurrence or course of conduct. However, the liability of an officer or director shall not be so limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of insider trading or manipulation of the market for any security.

TRANSFER AGENT

The transfer agent for IAI common stock is American Stock Transfer & Trust Co.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for IAI by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, Professional Corporation, Boston, Massachusetts.

EXPERTS

The financial statements of the Company appearing in this Prospectus have been audited by Rubino & McGeehin, Chtd., independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

ITEM                                 COST
----                                 ----
SEC Registration fees..........   $   560.22
Legal fees and Expenses........    10,000.00
Accounting fees................       500.00
Miscellaneous..................       100.00
                                  ----------

                  TOTAL           $11,160.22

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

In January 2000, the Company completed the second phase of its December 1999, private placement memorandum which raised an additional $125,000 in exchange for 250,000 shares of common stock and 125,000 five-year warrants, exercisable at $1.00 per share. The shares and warrants were sold to individual investors. The funds will be utilized to finance the operations of the Company. These warrants are exercisable immediately.

ITEM 27. EXHIBITS

The Exhibit to this Registration Statement are listed in the Index to Exhibits on Page 26.

ITEM 28. UNDERTAKINGS

         A.   Rule 415 Offering
              -----------------

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

              Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant with or furnished to the SEC pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B.   Filings Incorporating Subsequent Exchange Act Documents by
              ----------------------------------------------------------
Reference
---------

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C.   Request for Acceleration of Effective Date or Filing of
              -------------------------------------------------------
Registration Statement on Form S-8
----------------------------------

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to any charter provision, by-law, contract arrangements, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which it offers or sales securities, a post-effective amendment to this Registration Statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement;

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering of those securities.

         (3) For determining any liability under the Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant under Rule 424(b)(1) or (4), or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia on July 17, 2000.

                                             INFORMATION ANALYSIS INCORPORATED


                                             By: /s/ Sandor Rosenberg
                                                 --------------------
                                                 Sandor Rosenberg
                                                 Chairman and President

                               POWER OF ATTORNEY
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sandor Rosenberg his attorneys-in-fact, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue of this prospectus.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                      Title                          Date
----------                      -----                          ----

/s/ Sandor Rosenberg            Chairman of the Board          July 17, 2000
----------------------------    and President
Sandor Rosenberg                (principal executive officer)


/s/ Charles A. May, Jr.         Director                       July 17, 2000
----------------------------
Charles A. May, Jr.


/s/ Bonnie K. Wachtel           Director                       July 17, 2000
----------------------------
Bonnie K. Wachtel


/s/ James D. Wester             Director                       July 17, 2000
----------------------------
James D. Wester

INFORMATION ANALYSIS INCORPORATED
---------------------------------

                            INDEX TO EXHIBITS FILED WITH
                           FORM SB-2 REGISTRATION STATEMENT

Exhibit
Number         Description
------         -----------

3.1 Amended and Restated Articles of Incorporation of the Registrant effective March 18, 1997 (incorporated by reference to Exhibit
               3.1 to the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 1996 and filed on July 3, 1997)

3.2 Article of Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 1997 and filed on March 31, 1998)

3.3 Amended By-Laws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 1997 and filed on March 31, 1990)

4.1            Copy of Stock Certificate (incorporated by reference to Exhibit
               4.1 to the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1997 and filed on March 30, 1998

4.2 Form of Warrant issued in December 1999 and January 2000 (incorporated by reference to Exhibit 4.2 to Registrant's Form 10-KSB for the fiscal year ended on December 31, 1999 And filed on March 30, 2000)

4.3 Common Stock and Warrant Purchase Agreement dated December 31, 1999 (incorporated by reference to Exhibit 4.3 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1999 and filed on March 31, 2000)

5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered (filed herewith)

10.1 Office Lease for 18,280 square feet at 11240 Waples Mill Road, Fairfax, Virginia 22030 (incorporated by reference to Exhibit
               10.1 to the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3, 1997)

10.2 Company's 401(k) Profit Sharing Plan through Aetna Life Insurance and Annuity Company (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3, 1997)

10.3 1986 Stock Option Plan (incorporated by reference from the Registrant's Form S-8 filed on December 20, 1988)

10.4 1996 Stock Option Plan (incorporated by reference from the Registrant's Form S-8 filed on June 25, 1996)

10.5 Line of Credit Agreement with First Virginia Bank (incorporated by reference to the Registrant's Form 10-KSB for the fiscal year ending December 31, 1995 and filed April 15, 1996 (Commission File No. 33-9390)

10.6 Warrant Agreement between James D. Wester, a director and the Company dated February 24, 1993 (incorporated by reference from the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3, 1997)

10.7 Royalty Agreement between James D. Wester and the Company in in exchange for development expense advances (incorporated by reference from the Registrant's Form 10-KSB/A for the fiscal year ending December 31, 1996 and filed on July 3, 1997)

10.8 Amended Royalty Agreement between James D. Wester and the Company in exchange for development expense advances (incorporated by reference from the Registrant's Form 10-QSB for the period ending March 31, 1998 and filed on May 15, 1998)

15.1 Letter on unaudited interim financial information (incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 30, 2000 and filed on May 15, 2000)

16.1 Letter on change in certifying accountant (incorporated by reference to Exhibit 27.1 to the Registrant's Form 8-K filed on January 12, 1999)

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1999 and filed on March 31, 2000)

23.1 Consent of Rubino & McGeehin, Chartered (incorporated by reference to Exhibit 23.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1999 and filed on March 31, 2000)

23.2           Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
               (reference is made to Exhibit 5)

24             Power of Attorney (filed in Part II of this Registration
               Statement)

27.1           Financial Data Schedule (incorporated by reference to Exhibit
               27.1 to the Registrant's Form 10-QSB for the quarter ended March 30, 2000 and filed on May 15, 2000)

99.1 Form of Warrant (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-3 filed on January 31, 2000

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Information Analysis Incorporated

We have audited the accompanying consolidated balance sheet of Information Analysis Incorporated and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Information Analysis Incorporated and subsidiaries as of December 31, 1999, and their consolidated results of operations and cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

/s/ Rubino & McGeehin, Chartered
--------------------------------
February 24, 2000
Bethesda, Maryland

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                 -------------

                                                                                    December 31, 1999
                                                                                    -----------------
                                             ASSETS
Current assets
 Cash and cash equivalents                                                            $    133,468
 Accounts receivable, net of allowance of $466,890                                       1,902,244
 Employee advances                                                                           6,230
 Prepaid expenses                                                                          129,995
 Other receivables                                                                          97,299
                                                                                      ------------

   Total current assets                                                                  2,269,236

Fixed assets, net of accumulated depreciation and amortization
 of $1,940,295                                                                             279,787
Equipment under capital leases, net of accumulated amortization
 of $63,649                                                                                 11,553
Capitalized software, net of accumulated amortization of $2,430,737                        463,653
Other receivables                                                                           28,992
Other assets                                                                                58,275
                                                                                      ------------

   Total assets                                                                       $  3,111,496
                                                                                      ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Accounts payable                                                                     $  1,491,179
 Accrued payroll and related liabilities                                                   276,871
 Other accrued liabilities                                                                 727,904
 Revolving line of credit                                                                  501,500
 Current maturities of capital lease obligations                                             6,936
                                                                                      ------------

   Total current liabilities                                                             3,004,390
                                                                                      ------------

Common stock, par value $0.01, 15,000,000 shares authorized,
 10,723,284 shares issued, 9,218,673 shares outstanding                                    107,233
Additional paid-in capital                                                              13,763,904
Accumulated deficit                                                                    (12,909,718)
Less treasury stock, 1,504,611 shares, at cost                                            (854,313)
                                                                                      ------------

   Total stockholders' equity                                                              107,106
                                                                                      ------------

Total liabilities and stockholders' equity                                            $  3,111,496
                                                                                      ============

              The accompanying notes are an integral part of the
                      consolidated financial statements.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 -------------


                                                                                   For the years ended December 31,
                                                                              ----------------------------------------
                                                                                 1999                         1998
                                                                              -----------                  -----------
Sales
  Professional fees                                                           $ 8,259,492                  $10,118,435
  Software sales                                                                1,326,280                    5,213,923
                                                                              -----------                  -----------

       Total sales                                                              9,585,772                   15,332,358
                                                                              -----------                  -----------

Cost of sales
  Cost of professional fees                                                     5,770,008                    9,686,651
  Cost of software sales                                                        1,929,496                    3,000,639
                                                                              -----------                  -----------

       Total cost of sales                                                      7,699,504                   12,687,290
                                                                              -----------                  -----------

Gross profit                                                                    1,886,268                    2,645,068

Selling, general and administrative expenses                                    3,842,212                    6,974,211
Research and development                                                           60,719                    1,680,818
                                                                              -----------                  -----------

Loss from operations                                                           (2,016,663)                  (6,009,961)

Other items:
  Write-down of capitalized software costs                                     (1,978,362)                  (3,083,642)
  Other (expense) income                                                         (129,611)                      69,658
                                                                              -----------                  -----------

Loss before provision for income taxes                                         (4,124,636)                  (9,023,945)

Provision for income taxes                                                              -                            -
                                                                              -----------                  -----------

Net loss                                                                      $(4,124,636)                 $(9,023,945)
                                                                              ===========                  ===========

Loss per common share (basic and diluted)                                     $     (0.59)                 $     (1.35)

Weighted average common shares outstanding
  (basic and diluted)                                                           6,988,336                    6,665,321

              The accompanying notes are an integral part of the
                      consolidated financial statements.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 -------------

                     Shares of                                           (Accumulated
                       Common                         Additional           Deficit)
                       Stock           Common           Paid-in            Retained            Treasury
                       Issued          Stock            Capital            Earnings             Stock             Total
                  --------------------------------------------------------------------------------------------------------
Balances,
 December 31, 1997    7,498,430        $ 74,984        $ 6,517,655        $    238,863         $(854,313)      $ 5,977,189
Exercise of stock
 options and
 warrants               217,684           2,177            453,971                   -                 -           456,148
Stock issued for
 private placement      580,155           5,802          5,640,883                   -                 -         5,646,685
Stock issued for
 ISSC acquisition        62,515             625             27,157                   -                 -            27,782
Net loss                      -               -                  -          (9,023,945)                -        (9,023,945)
                     ----------        --------        -----------        ------------         ---------       -----------

Balances,
 December 31, 1998    8,358,784          83,588         12,639,666          (8,785,082)         (854,313)        3,083,859
Exercise of stock
 options and
 warrants                44,500             445             19,329                   -                 -            19,774
Stock issued for
 software purchase       20,000             200             17,909                   -                 -            18,109
Stock issued for
 private placement    2,300,000          23,000          1,087,000                   -                 -         1,110,000
Net loss                      -               -                  -          (4,124,636)                -        (4,124,636)
                     ----------        --------        -----------        ------------         ---------       -----------

Balances,            10,723,284        $107,233        $13,763,904        $(12,909,718)        $(854,313)      $   107,106
 December 31, 1999   ==========        ========        ===========        ============         =========       ===========

              The accompanying notes are an integral part of the
                      consolidated financial statements.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               ----------------

                                                                                         For the years ended December 31,
                                                                                    -----------------------------------------
                                                                                        1999                          1998
                                                                                    -----------                   -----------
Net loss                                                                            $(4,124,636)                  $(9,023,945)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation                                                                          282,966                       383,214
  Amortization                                                                           20,325                        38,786
  Amortization of capitalized software                                                1,096,170                     1,314,272
  Loss on sale of fixed assets                                                           24,923                         6,886
  Capitalized software write-down                                                     1,978,362                     2,902,152
  Changes in operating assets and liabilities
   Accounts receivable                                                                2,517,551                    (1,368,743)
   Other receivables and prepaid expenses                                                 3,076                       (29,362)
   Accounts payable and accrued expenses                                             (1,611,793)                    1,814,506
   Refundable income taxes                                                                    -                        33,119
                                                                                    -----------                   -----------

     Net cash provided (used) in operating activities                                   186,944                    (3,929,115)
                                                                                    -----------                   -----------

Cash flows from investing activities
 Acquisition of furniture and equipment                                                       -                      (266,036)
 Increase in capitalized software                                                      (113,555)                   (3,191,574)
 Proceeds from sale of fixed assets                                                      56,665                         3,670
                                                                                    -----------                   -----------

     Net cash used in investing activities                                              (56,890)                   (3,453,940)
                                                                                    -----------                   -----------

Cash flows from financing activities
 Net (payments) borrowing under bank revolving line of credit                        (1,294,700)                    1,196,600
 Repayment of long-term debt                                                                  -                       (83,346)
 Principal payments on capital leases                                                    (8,059)                      (20,386)
 Proceeds from private placement of common stock                                      1,110,000                     5,646,685
 Proceeds from exercise of stock options and warrants                                    19,774                       456,148
                                                                                    -----------                   -----------

     Net cash (used) provided by financing activities                                  (172,985)                    7,195,701
                                                                                    -----------                   -----------

Net decrease in cash and cash equivalents                                               (42,931)                     (187,354)

Cash and cash equivalents at beginning of the year                                      176,399                       363,753
                                                                                    -----------                   -----------

Cash and cash equivalents at end of the year                                        $   133,468                   $   176,399
                                                                                    ===========                   ===========

Supplemental cash flow information
  Interest paid                                                                     $   137,988                   $    44,965
  Income taxes paid                                                                 $         -                   $         -

              The accompanying notes are an integral part of the
                      consolidated financial statements.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

1.   Summary of Significant Accounting Policies

                                  Operations
                                  ----------

     Information Analysis Incorporated (the Company) was incorporated under the corporate laws of the Commonwealth of Virginia in 1979 to develop and market computer applications software systems, programming services, and related software products and automation systems.

                          Principles of Consolidation
                          ---------------------------

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, International Software System Corporation (ISSC), Allied Health & Information Systems, Inc. (AHISI) and DHD Systems, Inc. Upon consolidation, all material intercompany accounts, transactions and profits are eliminated.

                              Accounting Estimates
                              --------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

                              Revenue Recognition
                              -------------------

     The Company provides services under various pricing arrangements. Revenue from "cost-plus-fixed-fee" contracts is recognized on the basis of reimbursable contract costs incurred during the period, plus a percentage of the fixed fee. Revenue from "firm-fixed-price" contracts is recognized on the percentage-of-completion method. Under this method, individual contract revenues are recorded based on the percentage relationship that contract costs incurred bear to management's estimate of total contract costs. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period. Contract losses, if any, are accrued when their occurrence becomes known and the amount of the loss is reasonably determinable.

     Revenue from software sales is recognized upon delivery, when collection of the receivable is probable. Maintenance revenue is recognized ratably over the maintenance period.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

1.   Summary of Significant Accounting Policies (continued)

     Segment Reporting
     -----------------

     The Company adopted Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998, and concluded that it operates in one business segment, providing products and services to modernize client information systems.

                              Government Contracts
                              --------------------

     Company sales to departments or agencies of the United States Government are subject to audit by the Defense Contract Audit Agency (DCAA), which could result in the renegotiating of amounts previously billed. Audits by DCAA were completed through the year ended December 31, 1997. No amounts were changed as a result of the audits. Management is of the opinion that any disallowance of costs for subsequent fiscal years by the government auditors, other than amounts already provided, will not materially affect the Company's financial statements.

                           Cash and Cash Equivalents
                           -------------------------

     For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of ninety days or less at the time of purchase to be cash equivalents. Deposits are maintained with a federally insured bank. Balances at times exceed insured limits, but management does not consider this to be a significant concentration of credit risk.

                                  Fixed Assets
                                  ------------

     Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated life of the improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred. Gains and losses on dispositions are recorded in current operations.

                                  Advertising
                                  -----------

     All costs related to advertising the Company's products are expensed in the period incurred.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


1.   Summary of Significant Accounting Policies (continued)

                           Software Development Costs
                           --------------------------

     The Company has capitalized costs related to the development of the ICON software product. In accordance with Statement of Financial Accounting Standards No. 86, capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed and recognized for the product when available for general release to customers based on the greater of a) the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for that product or, b) the straight-line method over the economic life of the product. Capitalized costs and amortization periods are management's estimates and may have to be modified due to inherent technological changes in software development.

                            Stock-Based Compensation
                            ------------------------

     The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's annual financial statements disclose the required pro forma information as if the fair value method prescribed by Financial Accounting Standards Board's Statement No. 123, "Accounting for Stock-Based Compensation," had been adopted.

                               Earnings Per Share
                               ------------------

     The Company's earnings per share calculations are based upon the weighted average of shares of common stock outstanding. The dilutive effect of stock options and warrants are included for purposes of calculating diluted earnings per share, except for periods when the Company reports a net loss, in which case the inclusion of stock options and warrants would be antidilutive.

                                  Income Taxes
                                  ------------

     Under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

1.   Summary of Significant Accounting Policies (continued)

                   Fair Market Value of Financial Instruments
                   ------------------------------------------

     The Company's financial instruments include trade receivables and other receivables, accounts payable and notes payable. Management believes the carrying value of financial instruments approximates their fair market value, unless disclosed otherwise in the accompanying notes.

2.   Receivables

     Accounts receivable at December 31, 1999, consist of the following:

     Billed-federal government                             $   353,859
     Billed-commercial                                       1,699,426
                                                           -----------
          Total billed                                       2,053,285
     Unbilled                                                  315,849
     Less: allowance of doubtful accounts                     (466,890)
                                                           -----------
          Total accounts receivable                        $ 1,902,244
                                                           ===========

     Unbilled receivables are for services provided through the balance sheet date which are expected to be billed and collected within one year.

3.   Fixed Assets

     A summary of fixed assets and equipment at December 31, 1999, consist of the following:

     Furniture and equipment                               $   294,333
     Leasehold improvements and other                          204,634
     Computer equipment and software                         1,721,115
                                                           -----------
                                                             2,220,082
     Less: accumulated depreciation and amortization        (1,940,295)
                                                           -----------
          Total                                            $   279,787
                                                           ===========

     Depreciation expense for the years ended December 31, 1999 and 1998, was $282,966 and $385,448 respectively.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


4.   Software Development Costs

     Software development costs as of December 31, 1999 consist of the following:

     Cumulative costs incurred                             $ 7,956,394
     Accumulated amortization                               (2,430,737)
     Cumulative write-down of capitalized costs             (5,062,004)
                                                           -----------
          Net software development costs                   $   463,653
                                                           ===========

     Amortization expense for the years ended December 31, 1999 and 1998, was $1,096,170 and $1,314,272, respectively. During 1999 and 1998, there was a $1,978,362 and $2,902,152 write-down of capitalized costs to estimated net realizable value, which is included separately in the statement of operations.

     At December 31, 1999, capitalized software development costs of $463,653, net of accumulated amortization of $118,010, are for a new software tool being amortized over four years. All costs related to other products have been amortized or written off. Additions totaling $131,664 for 1999 include $18,109 recorded for 20,000 shares of stock issued for certain software rights.

5.   Other Assets

     Other assets at December 31, 1999, consist of the following:

     Security deposits                                     $48,275
     Other                                                  10,000
                                                           -------
          Total other assets                               $58,275
                                                           =======

6.   Other Accrued Liabilities

     Other accrued liabilities at December 31, 1999, consist of the following:

     Royalties payable                                     $343,191
     Accrued related Jetform costs                          248,971
     Accrued payables                                        50,000
     Other                                                   85,742
                                                           --------
          Total other accrued liabilities                  $727,904
                                                           ========

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


7.   Revolving Line of Credit

     At December 31, 1999, the Company had a revolving line of credit with a bank providing for demand or short-term borrowings up to $1,000,000. The Company's line of credit of $2,000,000 with the bank expired on June 19, 1999. The bank has executed forbearance agreements with the Company, which effectively extends the line of credit until April 20, 2000. Draws against this line are limited by varying percentages of the Company's accounts receivable balances depending on the source of the receivables and their age. The bank is granted a security interest in certain assets if there are borrowings under the line of credit. Interest on outstanding amounts is payable monthly at the bank's prime rate plus 0.5% (9.00% at December 31, 1999). The lender has a first priority security interest in the Company's receivables and a direct assignment of its U.S. Government contracts. The revolving line of credit, among other covenants, requires the Company to comply with certain financial ratios. The Company was not in compliance with any of the financial ratios at December 31, 1999, when there was an outstanding balance of $501,500 on the line.

     The Company is in negotiations with various organizations to obtain a new line of credit. The current line of credit, coupled with funds generated from operations, assuming the operations are cash flow positive, should be sufficient to meet the Company's operating cash requirements. The Company, however, may be required from time to time to delay timely payments of its accounts payable. The Company cannot be certain that there will not be a need for additional working capital in the near future. It is uncertain whether the Company will be able to obtain such additional working capital.

8.   Commitments and Contingencies

                                 Capital Leases
                                 --------------

     The future minimum lease payments under capital leases for equipment and the present value of the minimum lease payments are as follows:

       Year ending December 31, 2000                       $7,121
       Less amount representing interest                     (185)
                                                           ------
            Total obligation representing principal        $6,936
                                                           ======

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


8.   Commitments and Contingencies (continued)

                                Operating Leases
                                ----------------

     The Company leases facilities and equipment under long-term operating lease agreements extending through 2004. Rent expense was $439,312 and $766,314 for the years ended December 31, 1999 and 1998, respectively. The future minimum rental payments to be made under non-cancelable operating leases, principally for facilities, are as follows:

       Year ending December 31, 2000                       $  595,000
                                2001                          586,500
                                2002                          519,100
                                2003                          494,800
                                2004                          105,600
                                                           ----------
       Total minimum rent payments                         $2,301,000
                                                           ==========

     The above minimum lease payments reflect the base rent under the lease agreements. However, these base rents shall be adjusted each year to reflect increases in the consumer price index and the Company's proportionate share of real estate tax increases on the leased property. The leases are secured by security deposits in the amount of $48,275.

     The aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 1999, is $215,100, of which $110,300 is payable in 2000, $32,000 is payable in 2001, $33,000 is payable in 2002, and $39,800 is payable in 2003 through 2004.

                                   Royalties
                                   ---------

     In August 1996, the Company entered into an agreement to purchase the software product UNICAST. As part of the agreement, royalties are paid to the seller on sales of the UNICAST licensing fees collected by the Company. The aggregate amount of the royalties pursuant to this agreement will not exceed $1,000,000. No royalties were paid in 1999 and $640 in royalties were paid in 1998.

     In September 1996, the Company entered into an agreement whereby, in consideration of an expense sharing arrangement, the Company will pay royalties on sales of the UNICAST licensing fees collected by the Company. The royalties will not exceed $245,831. As of December 31, 1999, total royalties expenses to date were $34,779 and total royalties paid to date were $7,667.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

8.   Commitments and Contingencies (continued)

     In March 1997, the Company entered into an agreement with Computer Associates International, Inc. (CA). As part of the agreement, royalties are paid to CA based upon sales of the UNICAST licensing fees collected by the Company. As of December 31, 1999 total royalties expenses to date were $667,635 and total royalties paid to date were $403,370.

     In February 1998, the Company entered into an agreement to acquire all rights, title and interest for the development of a software application which runs on a personal computer to remedy software which is not Year 2000 compliant (the "Tool"). As part of the agreement, royalties are paid on all professional service fees in which the Tool is utilized for assessment and/or remediation services. The aggregate amount of the royalties pursuant to this agreement will not exceed $4,000,000. As of December 31, 1999, total royalties expenses to date were $123,772 and total royalties paid to date were $71,958.

9.   Income Taxes

     The tax effect of significant temporary differences representing deferred tax assets and deferred tax liabilities at December 31, 1999, are as follows:

     Deferred tax assets
     Net operating loss carryforward                       $ 6,096,142
     Accrued vacation                                           50,056
     Allowance for bad debts                                   117,378
     Intangibles                                                22,741
     Fixed assets                                               79,513
     Other                                                       2,464
                                                           -----------
          Subtotal                                           6,368,294
     Valuation allowance                                    (6,368,294)
                                                           -----------
          Subtotal                                                   -
                                                           -----------

     Deferred tax liabilities
     Intangibles                                           $         -
     Fixed assets                                                    -
                                                           -----------
          Subtotal                                                   -
                                                           -----------
     Total                                                 $         -
                                                           ===========

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

9.   Income Taxes (continue)

     The provision for income taxes is at an effective rate different from the federal statutory rate due principally to the following:

                                                                                     December 31,
                                                                            1999                    1998
                                                                        -----------             -----------
     Loss before taxes                                                  $ 4,124,636             $(9,023,945)
                                                                        ===========             ===========
     Income taxes (benefit) on above amount at federal statutory rate    (1,402,400)             (3,068,100)
     State income taxes net of federal benefit                             (165,000)               (361,000)
     Increase in valuation allowance                                      1,606,200               3,230,500
     Effect of change in estimates and non deductible items                 (38,800)                198,600
                                                                        -----------             -----------
     Provision for income taxes                                         $         -             $         -
                                                                        ===========             ===========

     The Company has recognized a valuation allowance to the full extent of its net deferred tax assets since the likelihood of realization of the benefit cannot be determined.

     The Company has net operating loss carryforwards of approximately $16 million, which expire, if unused, in the year 2018. The tax benefits of approximately $2.3 million of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryover.

10.  Major Customers

     Traditionally, IAI's clients have spanned a wide range of enterprises in the private sector along with government agencies. The Company's revenue derived from a single commercial software company constituted 9% of the Company's 1999 revenue and 24% of the 1998 revenue. The Company's revenue derived from a single commercial technology company accounted for 6% of the Company's 1999 revenue and 10% of the 1998 revenue.

11.  Retirement Plans

     The Company adopted a Cash or Deferred Arrangement Agreement (CODA) which satisfies the requirements of section 401(k) of the Internal Revenue Code, on January 1, 1988. This defined contribution retirement plan covers substantially all employees. Participants can elect to have up to 15% of their salary reduced and contributed to the plan. The Company is required to make a matching contribution of 25% of the first 6% of this salary reduction. The Company can also make additional contributions at its discretion. Amounts expensed under the plan for the years ended December 31, 1999 and 1998, were $44,170 and $106,418, respectively.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------



12.  Stock Options and Warrants

     The Company has an incentive stock option plan, which became effective June 25, 1996. The plan provides for the granting of stock options to certain employees and directors. The maximum number of shares for which options may be granted under the plans is 2,575,000. Options expire no later than ten years from the date of grant or when employment ceases, whichever comes first, and vest over periods determined by the board of directors. The average vesting period for options granted in 1999 was one year. The exercise price of each option equals the quoted market price of the Company's stock on the date of grant. The stock option plan is accounted for under Accounting Principles Board (APB) Opinion No. 25. Accordingly, no compensation has been recognized for the plan. Had compensation cost for the plans been determined based on the estimated fair value of the options at the grant date consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net income and earnings would have been:

----------------------------------------------------------------------------------------------------------------------
                                                                           1999                           1998
                                                                        -----------                    -----------
     Net loss                      As reported                          $(4,124,636)                   $(9,023,945)
                                    Pro forma                           $(4,175,800)                   $(9,251,100)
     Loss per share                As reported                          $    (0.59)                    $    (1.35)
                                    Pro forma                           $    (0.60)                    $    (1.39)
----------------------------------------------------------------------------------------------------------------------

     The fair value of the options granted in 1999 and 1998 is estimated on the date of the grant using the Black-Scholes options-pricing model assuming the following:

                                                          1999                        1998
                                                        -------                     -------
Dividend yield                                             None                        None
Risk-free interest rate                                    5.5%                        5.5%
Expected volatility                                      102.8%                      102.8%
Expected term of options                                3 years                     3 years

     The effects on 1999 and 1998 pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. The weighted average fair value per option granted in 1999 and 1998, was $0.33 and $3.74, respectively.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

12.  Stock Options and Warrants (continued)

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                             Options Outstanding                           Options Exercisable
                               --------------------------------------------------------------------------------------------
                                                                Weighted
                                                Weighted         Average
                               Number           Average         Remaining                                      Weighted
     Range of Exercise           of             Exercise    Contractual Life      Number of Options       Average Exercised
                               Options           Price                                                            Price
                               --------------------------------------------------------------------------------------------
     Less than $1.00           1,303,450         $0.43         7.1 years               1,153,450                  $0.42
     $1.00 and more              202,100         $5.55         7.7 years                 196,100                  $5.68
                               ---------                                               ---------
          Total                1,505,550         $1.11         7.2 years               1,349,550                  $1.19
                               =========                                               =========

     Unexercisable options are as follows: 1,000 at $0.688 per share, 1,500 options at $0.444 per share, 2,000 options at $0.720 per share, 60,000 options at $0.590 per share, 11,500 options at $0.620 per share, 21,000 options at $0.500 per share, 9,000 options at $0.190 per share, 40,000 options at $0.160 per share, 4,000 options at $0.600 per share, 5,000 options at $1.31 per share, and 1,000 options at $1.25 per share. Transactions involving the plan were as follows:

                                                                         December 31,
                                                         1999                                    1998
                                              ---------------------------             ---------------------------
                                                                 Weighted                                Weighted
                                                                 Average                                 Average
                                                Shares            Price                 Shares            Price
                                              ---------          --------             ---------          --------
     Outstanding, beginning of year           1,626,400          $ 5.42               1,855,550           $ 4.76
          Granted                               187,300            0.50                  78,800             5.87
          Exercised                             (44,500)           0.44                (183,400)            1.29
          Canceled                             (263,650)          11.39                (124,550)           15.50
                                              ---------          ------               ---------           ------

     Outstanding, end of year                 1,505,550          $ 1.11               1,626,400           $ 5.42
                                              =========          ======               =========           ======

     On January 5, 1999, the Board of Directors authorized the Company to reprice 122,600 employee stock options at a price range of $9.333 to $14.50 per share, to $1.31 per share which was the fair market value of the common stock at the close on that date. On October 1, 1999, the Board of Directors authorized the Company to reprice 100,000 stock options to executive officers at a price range of $0.62 to $14.50 per share, to a price of $0.26 per share which was not less than the current closing price of the Company's common stock as of October 1, 1999.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

12.  Stock Options and Warrants (continued)

     The Board of Directors has also granted warrants to directors, employees and others. No warrants were issued to directors or employees in 1999 and 1998. In connection with its March 1997 private placement, the Company issued 97,827 warrants exercisable at $6.42 per share to an investment banking entity. In connection with it's December 1999 private placement, the Company issued 1,400,000 five-year warrants exercisable at $1.00 per share to individual investors. There were no warrants exercised in 1999 and 58,374 warrants were exercised in 1998. As of December 31, 1999, outstanding warrants are 1,535,339, of which 135,339 expire in 3 years and 1,400,000 expire in 5 years. The purchase price for shares issued upon exercise of these warrants range from $0.56 to $6.42 per share. These warrants are exercisable immediately.

13.  Computation Of Earnings (Loss) Per Share

                                                                                          For the years ended December 31,
                                                                                       ------------------------------------
                                                                                          1999                     1998
                                                                                       -----------              -----------
     Numerator for basic and diluted earnings
       (loss) per share - net loss                                                     $(4,124,636)             $(9,023,945)

     Denominator for basic earnings per
       share - weighted average shares                                                   6,988,336                6,665,321

     Effect of dilutive securities:
       Stock options                                                                             -                        -

     Dilutive potential common shares                                                            -                        -

     Denominator for diluted earnings per
       Share - adjusted weighted average
       Shares and assumed conversions                                                    6,988,336                6,665,321

     Basic earnings (loss) per share                                                   $     (0.59)             $     (1.35)

     Diluted earnings (loss) per share                                                 $     (0.59)             $     (1.35)

     Options and warrants to purchase shares of common stock were outstanding during 1999 and 1998 (See Note 12), but were not included in the computation of diluted earnings per share as the effect would be antidilutive.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------

14.  Subsequent Events Private Placement Memorandum

     In January 2000, the Company completed the second phase of its December 1999, private placement memorandum which raised an additional $125,000 in exchange for 250,000 shares of common stock and 150,000 five-year warrants, exercisable at $1.00 per share. The shares and warrants were sold to individual investors. The funds will be utilized to finance the operations of the Company. These warrants are exercisable immediately.

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                      INTERIM CONSOLIDATED BALANCE SHEETS

                                                                                             As Of
                                                                                         March 31, 2000
                                                                                           Unaudited
                                                                                         --------------
                                              ASSETS
Current assets:
     Cash and cash equivalents                                                          $     89,341
     Accounts receivable, net                                                              1,903,054
     Employee advances                                                                         7,451
     Prepaid expenses                                                                        134,510
     Other receivables                                                                        50,298
                                                                                        ------------
          Total current assets                                                             2,184,654

Fixed assets, net                                                                            219,952

Equipment under capital leases, net                                                           10,344

Capitalized software, net                                                                    470,696

Other receivables                                                                             28,992
Other assets                                                                                  58,275
                                                                                        ------------
                     Total assets                                                       $  2,972,913
                                                                                        ============

                              LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                   $  1,265,904
     Accrued payroll and related liabilities                                                 318,108
     Other accrued liabilities                                                               417,189
     Revolving line of credit                                                                660,600
     Current maturities of capital lease obligations                                           5,478
                                                                                        ------------
         Total current liabilities                                                         2,667,279
Long-term debt                                                                                    --
                                                                                        ------------
         Total liabilities                                                                 2,667,279

Common stock, par value $0.01, 15,000,000 shares authorized;
     11,086,084 shares issued, 9,581,473 outstanding
     At March 31,2000                                                                        110,861
Additional paid in capital                                                                13,916,902
Retained earnings                                                                        (12,867,816)
Less treasury stock; 1,504,611 shares at cost                                               (854,313)
                                                                                        ------------
         Total stockholders' equity                                                          305,634
                                                                                        ------------
Total liabilities and stockholders' equity                                              $  2,972,913
                                                                                        ============

See accompanying notes

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             For the three months ended March 31,
                                                                                           --------------------------------------
                                                                                             2000                         1999
                                                                                           Unaudited                    Unaudited
                                                                                           ---------                    ---------
Sales
Professional fees                                                                         $ 1,221,805                  $3,515,958
Software sales                                                                                466,512                     319,706
                                                                                          -----------                  ----------
     Total sales                                                                            1,688,317                   3,835,664

Cost of sales
Cost of professional fees                                                                     939,154                   2,095,509
Cost of software sales                                                                        144,514                     375,711
                                                                                          -----------                  ----------
     Total cost of sales                                                                    1,083,668                   2,471,220
                                                                                          -----------                  ----------

Gross profit                                                                                  604,649                   1,364,444

Selling, general and administrative expenses                                                  560,544                   1,186,837
Research & Development                                                                              0                      72,935
                                                                                          -----------                  ----------

Income from operations                                                                         44,105                     104,672

Other (expense) income                                                                         (2,203)                    (34,489)
                                                                                          -----------                  ----------

Gain before provision for income taxes                                                         41,902                      70,183

Provision for income taxes                                                                          0                           0

Net income                                                                                $    41,902                  $   70,183
                                                                                          ===========                  ==========

Earnings per common share
Basic                                                                                           $0.00                       $0.01
Diluted                                                                                         $0.00                       $0.01

Weighted average common shares outstanding
Basic                                                                                       9,435,543                   6,894,529
Diluted                                                                                    10,149,573                   8,029,979

See accompanying notes

              INFORMATION ANALYSIS INCORPORATED AND SUBSIDIARIES
                 INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        For the Three Months Ended March 31,
                                                                                        ------------------------------------
                                                                                          2000                       1999
                                                                                        Unaudited                  Unaudited
                                                                                        ---------                  ---------
Net income                                                                              $  41,902                  $  70,183

Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation                                                                               57,352                     84,816
Amortization                                                                                3,691                      5,265
Amortization of capitalized software                                                       38,637                    274,174
Loss on sale of fixed assets                                                                    0                      8,286
Changes in operating assets and liabilities
    Accounts receivable                                                                      (810)                   510,428
    Other receivables and prepaid expenses                                                 41,265                    (77,054)
    Accounts payable and accrued expenses                                                (494,752)                  (981,610)
                                                                                        ---------                  ---------
Net cash (used) by operating activities                                                 $(312,715)                 $(105,512)
                                                                                        ---------                  ---------


Cash flows from investing activities
Increase in capitalized software                                                          (45,680)                         0
Proceeds from sale of fixed assets                                                              0                     11,805
                                                                                        ---------                  ---------
   Net cash (used) provided in investing activities                                       (45,680)                    11,805
                                                                                        ---------                  ---------

Cash flows from financing activities
Net borrowing under bank revolving line of credit                                         159,100                     37,000
Principal payments on capital leases                                                       (1,458)                    (2,186)
Net Proceeds from private placement                                                       125,000                          0
Proceeds from exercise of stock options and warrants                                       31,626                     19,774
                                                                                        ---------                  ---------
   Net cash provided by financing activities                                              314,268                     54,588
                                                                                        ---------                  ---------

Net (decrease) in cash and cash equivalents                                               (44,127)                   (39,119)

Cash and cash equivalents at beginning of the period                                      133,468                    176,399

Cash and cash equivalents at end of the period                                          $  89,341                  $ 137,280
                                                                                        =========                  =========

Supplemental cash flow Information
Interest paid                                                                           $   6,242                  $  38,562

See accompanying notes

                      INFORMATION ANALYSIS, INCORPORATED
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                             Basis of Presentation

     The accompanying consolidated financial statements have been prepared by Information Analysis Incorporated ("IAI" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. Financial information included herein is unaudited, however, in the opinion of management, all adjustments (which include normal recurring adjustments) considered necessary for a fair presentation have been made. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, but the Company believes that the disclosures made are adequate to make the information presented not misleading. For more complete financial information, these financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1999 included in the Company's annual report on Form 10-KSB. Results for interim periods are not necessarily indicative of the results for any other interim period or for the full fiscal year.